UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of June 2025 (Report No. 2)

Commission File Number: 001-39957

NLS PHARMACEUTICS LTD.

(Translation of registrant’s name into English)

The Circle 6

8058 Zurich, Switzerland

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F ☐ Form 40-F

CONTENTS

Annual General Shareholders’ Meeting

Attached hereto and incorporated by reference herein is NLS Pharmaceutics Ltd., or the Registrant’s, Notice of Meeting and Proxy Card for the Annual General Shareholders’ Meeting to be held on June 30, 2025, or the Meeting. Only shareholders of record who hold common and/or preferred shares of the Registrant at the close of business on June 6, 2025, will be entitled to vote at the Meeting and any postponement or adjournments thereof.

EXHIBIT INDEX

Exhibit Number	Description of Document
99.1	Notice of Meeting and Proxy Card for the Annual General Shareholders’ Meeting to be held on June 30, 2025.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NLS Pharmaceutics Ltd.

Date: June 10, 2025	By:	/s/ Alexander C. Zwyer
		Name:	Alexander C. Zwyer
		Title:	Chief Executive Officer

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